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TSX.V: ADL

News Release

CORRECTION FROM SOURCE: ADIRA ENERGY RECEIVES RESOURCE REPORT ON THE SAMUEL LICENSE OFFSHORE ISRAEL

TORONTO, October 18, 2012 /CNW/ - ADIRA ENERGY LTD. (TSXV: ADL) (OTCBB: ADENF) (FRANKFURT: AORLB8). The press release transmitted at: 2012-10-18, 09:37 erroneously reported a best estimate gross resource number of 65.8 billion cubic feet of gas as 658 billion cubic feet of gas. The oil best estimate gross resource number remains unchanged at 65.8 million barrels. The corrected news release below:

Adira Energy Ltd. (“Adira” or the “Company”) today announced it has received an independent resource report (the “Report”) including a best estimate in aggregate of 65.8 million barrels (“MMbbl”) of oil and 65.8 billion cubic feet (“BCF”) of gas in four structures on the Company’s Samuel License (the “License”) located offshore Israel. The Report was prepared by Netherland, Sewell & Associates, Inc. (“NSAI”) of Houston, Texas and is available on SEDAR (www.sedar.com).

NSAI conducted an assessment of the Gross (100%) Unrisked Prospective Resources located in the #388 / Samuel block as of October 17, 2012. Approximately 42 km2 of 3D seismic data was acquired in 2011 for the License using state of the art Ocean Bottom Cable (OBC) and processing technology.

The following is a summary of the findings of the Report as of October 17, 2012:

Summary of Best Estimate Prospective(1) Resources

Hydrocarbon	Best Estimate Gross
Light/Medium Oil	65.8 MMbbl
Gas	65.8 BCF

(1)

Prospective resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. The prospective resources included in this report indicate exploration opportunities and development potential in the event a petroleum discovery is made and should not be construed as reserves or contingent resources. There is no certainty that any portion of the prospective resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the prospective resources.

The prospective resources shown in the table above have been estimated using probabilistic methods and are dependent on a petroleum discovery being made. If a discovery is made and development is undertaken, the probability that the recoverable volumes will equal or exceed the unrisked estimated amounts above for the low estimate is 90%, for the best estimate is 50% and the high estimate is 10%. Based on analogous field developments, with the assumption a discovery is made, the unrisked best estimate prospective resources on the Samuel block has a reasonable chance of being commercial.

Jeffrey E. Walter, Chief Executive Officer commented: “With a Best Estimate gross of 65.8 MMbbl the report from Netherland Sewell clearly defines that Adira has additional oil exploration opportunities in the emerging Syrian Arc oil trend of the Levant Basin. The initial well will target the Cretaceous section which is estimated to contain almost 38 million barrels of prospective oil equivalent on a gross unrisked basis. Adira and its partners will continue to review the deeper Jurassic section which NSAI estimates has the potential of 38 million barrels of prospective unrisked oil equivalent. Samuel is the third license in the Adira portfolio and continues to expand Adira’s access to the significant oil opportunities offshore Israel”

Prospective Resources

The estimated gross (100%) prospective resources as of October 17, 2012 are:

Summary of Gross (100 percent) Prospective Resource Estimates of Prospective Reservoirs

		Unrisked Gross (100%) Prospective Resources
Prospective Reservoir	Category	Light/Medium Oil (MMbbl)	Gas(1) (MMcf)	Oil Equivalent (Mmboe(2))
Cretaceous Reef
Talme Yafe	Low Estimate	10,332	10,332	12,054
	Best Estimate	32,558	32,558	37,984
	High Estimate	93,359	93,359	108,919
Jurassic Reef
Upper Jurassic	Low Estimate	11,700	11,700	13,650
	Best Estimate	31,132	31,132	36,321
	High Estimate	76,601	76,601	89,368
Jurassic Structural
Upper Jurassic	Low Estimate	205	205	239
	Best Estimate	628	628	733
	High Estimate	1,749	1,749	2,041

Barnea Formation	Low Estimate	498	498	581
	Best Estimate	1,499	1,499	1,749
	High Estimate	4,189	4,189	4,887

(1)	Based on well test information, a gas-oil ratio of 1000 standard cubic feet per barrel was estimation for each prospect’s low, best and high estimated.
(2)

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 MCF: 1bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The table below illustrates the geological risk elements and overall probability of geological success for each of the three prospective reservoirs.

Risk Elements

Prospective Reservoir	Geologic Risk Elements (Percent)
	Trap Integrity	Reservoir Quality	Source Evaluation	Timing/ Migration	Probability of Geologic Success (Percent)
Cretaceous Reef	60	70	95	50	20
Jurassic Reef	50	60	95	60	17
Jurassic Structural	70	70	95	70	33

The estimates in this report have been prepared in accordance with the definitions and guidelines set forth in the Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and Section 5 of Volume 1, Second Edition, of the Canadian Oil and Gas Evaluation Handbook (COGEH), prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society) (the latter of which is now the Petroleum Society of Canada).

Samuel License

The Samuel License covers a total area of approximately 360 square kilometers (or 89,205 acres) and is in relatively shallow water with depths between 30 and 100 meters.

Adira’s net interest in the Samuel License is 41.25%, of which 23.25% is held through its 100% owned Canadian subsidiary Adira Oil Technologies Ltd. and 18% of which is held through it’s 60% held subsidiary Adira GeoGlobal Ltd. In addition, the Company is entitled to receive one-half of an aggregate operating fee equal to 7.5% of the cumulative direct costs incurred in connection with operating the Samuel License and one-half of 3% over-riding royalty to be paid by partners other than the Company and GeoGlobal Resources (India) Inc.

About Adira Energy Ltd.

Adira Energy Ltd. is an oil and gas company which focuses offshore Israel. The Company has three petroleum exploration licenses; the Gabriella, Yitzhak and Samuel Licenses. These licenses are located respectively 10 km offshore between Netanya and Ashdod, 9 km offshore between Hadera and Netanya and adjacent to the coast between Ashkelon and Palmachim.

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed “forward-looking statements.” All statements in this press release, other than statements of historical facts, including those that announce proposed financings that the Company expects to complete, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure of investors who are believed to have committed to the financings to complete them as a result of general market conditions, adverse developments unique to such investors, or otherwise. Accordingly, the actual amounts raised may differ materially from those projected in the forward-looking statements. In addition, please note that statements relating to “resources” or “reserves” are deemed to be forward- looking statements, as they involve the implied assessment, based on certain estimated and assumptions that the resources or reserves described can be profitably produced in the future. Such statements represent the Company’s internal projections, estimated or beliefs, concerning, among other things an outlook on the estimated amounts and timing of capital expenditures, anticipated future debt levels and incentive fees or revenues or other expectation, beliefs, plans, objectives, assumption, intentions or statement about future events or performance. These statements are only predictions. Actual events or results may differ materially. Although the Company believes that the expectations reflected in the statements are reasonable, it cannot guarantee future results since such results are inherently subject to significant business, economic, corporate, political and social uncertainties and contingencies. Many factors cause the Company’s actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, the Company and the foregoing list of important factors is not exhaustive. The statements contained herein are made as of the date hereof and the Company disclaims any intent or obligation to update publicly any forward looking statements, whether as a result of new information, future events or results or otherwise. Company shareholders and potential investors should carefully consider the information contained in the Company’s filing with Canadian securities administrators at www.sedar.com before making investment decisions with regard to the Company

For More Information Contact:

Canada	Israel
Alan Friedman	Arad Communications
Exec. Vice President, Corp. Dev.	Irit Radia
+1 416 250 1955	ritr@euroisrael.co.il
+972-3-7693333 or +972-54-6699311

Julia Maxwell
Manager, Investor Relations
info@adiraenergy.com
+1 416 361 2211

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.